SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of
December 2003
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
  Proposal by Naspers to offer
holders of M-Net SuperSport
linked units to exchange their
shares for Naspers shares or
alternatively cash dated
December 17, 2003

Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers")
PROPOSAL BY NASPERS TO HOLDERS OF M-NET/SUPERSPORT
LINKED UNITS ("M-NET SUPERSPORT SHARES"), OTHER THAN THOSE
HELD BY NASPERS AND NASPERS GROUP COMPANIES,TO EXCHANGE
THEIR SHARES FOR NASPERS SHARES OR ALTERNATIVELY CASH,
PURSUANT TO WHICH THE M-NET SUPERSPORT SHARES WILL BE
DELISTED FROM THE JSE SECURITIES EXCHANGE SOUTH AFRICA AND
THE NIGERIAN STOCK EXCHANGE
1.
INTRODUCTION AND RATIONALE
The participants in the black economic empowerment share scheme, Phuthuma Futhi (the "Phuthuma scheme"), hold 10% of the issued M-Net SuperSport shares. The Phuthuma scheme was established as an opportunity for historically disadvantaged individuals to become shareholders in M-Net and SuperSport ("the companies").

The earnings volatility of the companies, the technical insolvency of M-Net as a consequence of the implementation of the AC133 accounting standard and the consequential possibility that no dividends will be paid in the current financial year have raised concerns from the trustees of the Phuthuma scheme. In this respect they have requested the M-Net and SuperSport boards (the "offeree boards"), as well as the Naspers board of directors (collectively "the boards"), to cooperate in procuring the realisation now of benefits by the Phuthuma participants. The boards believe it important to ensure fairness to the members of the Phuthuma scheme and therefore have agreed to facilitate this request in order for the participants to realise value. However, the boards are also of the view that it would not make sense to keep the companies listed without the Phuthuma scheme participants, as this would exacerbate the illiquidity of the M-Net SuperSport shares.

Accordingly, Naspers has advised the offeree boards that it wishes to offer the holders of M-Net SuperSport shares, other than those held by Naspers, MNH Holdings (1998) (Proprietary) Limited ("MNH98") and MultiChoice Africa (Proprietary) Limited ("MultiChoice") ("the minority shareholders"), the opportunity to swop their M-Net SuperSport shares into Naspers class N ordinary shares ("Naspers shares"), which have a high level of liquidity ("the share offer"). Alternatively, the minority shareholders can elect to receive cash for their M-Net SuperSport shares ("the cash offer"). The share offer and the cash offer are collectively referred to as "the offer" ("the proposed transaction").

The M-Net SuperSport shares trade on the JSE Securities Exchange South Africa ("JSE") and on the Nigerian Stock Exchange ("NSE") and pursuant to the proposed transaction the M-Net SuperSport shares will be delisted from the JSE and the NSE.

Naspers currently holds directly and indirectly 40,6% of the M-Net SuperSport shares.

The proposed transaction is subject, inter alia, to the conditions precedent set out in paragraph 4 below ("the conditions precedent"). The salient details of the transaction are set out in this announcement.

2. THE PROPOSED TRANSACTION
The offer will be implemented by means of schemes of arrangement in terms of Section 311 of the Companies Act, 1973 (No 61 of 1973), as amended ("the scheme") and will be subject to the conditions precedent.

2.1 The share offer
Naspers will propose schemes between each of M-Net and SuperSport and the minority shareholders to swop all of their M-Net SuperSport shares for a consideration to be settled by the issue of new Naspers shares. The number of Naspers shares to be offered as consideration for the M-Net SuperSport shares swopped by the minority shareholders in terms of the scheme ("switch ratio") will be calculated on the weighted average price of Naspers shares for the period 5 to 23 January 2004 ("the offer period") and a price of R8,50 per M-Net SuperSport share. To incentivise minority shareholders to become investors in Naspers, a further discount of 10% will be offered in the switch ratio. Naspers reserves the right to change the formula if stock markets or Naspers's share price is considerably impacted during that period.

For example, if the average Naspers share price for the offer period is R40, and an M-Net SuperSport share price of R8,50 is assumed, the minorities will receive 1 Naspers share for every 4,71 M-Net SuperSport shares. Applying a further incentive discount of 10%, the minority shareholders will benefit by receiving 1 Naspers share for every 4,24 M-Net SuperSport shares held.

Naspers shares have a high level of liquidity, in excess of 70% of the total shares in issue having traded over the past 11 months, to a value of R5,1 billion.

2.2 The cash offer
As an alternative to the share offer, the minority shareholders will be entitled to elect to receive a cash consideration of 850 cents per M-Net SuperSport share to be disposed of in terms of the schemes.The maximum cash consideration therefore payable by Naspers equates to R755 million ("cash consideration").

2.3 Johncom option
Naspers has agreed to grant an option to Johnnic Communications Limited ("Johncom") to acquire up to 35,4% of all M-Net SuperSport shares acquired pursuant to the scheme at the cash offer price of R8,50 per share, which option shall be exercised by 31 March 2004 or the finalisation of the proposed transaction, whichever is the later.
3.
INDEPENDENT ADVISOR
The offeree boards will appoint an independent advisor ("the independent advisor") to consider the terms of the offer to determine whether such offer is fair and reasonable to the minority shareholders.
4.
CONDITIONS PRECEDENT
The proposed transaction is conditional upon the fulfilment of certain conditions precedent, including inter alia the following:
4.1 the obtaining of an opinion from the independent advisor that the proposed transaction is fair and reasonable to the minority shareholders,
4.2 the approval of a majority representing three fourths of the votes exercisable at each scheme meeting,
4.3 the Court sanctioning the scheme,
4.4 the Registrar of Companies registering the Order of Court sanctioning the scheme, and
4.5
the obtaining of the approval, in so far as may be necessary, of the Securities Regulation Panel ("SRP"), the JSE, the NSE, the South African Reserve Bank, other relevant regulatory authorities and any third parties.
5.
CASH CONFIRMATION
Investec Bank Limited has confirmed to the SRP that Naspers has adequate cash resources to implement the proposed transaction.
6.
PRO FORMA FINANCIAL EFFECTS OF THE PROPOSED TRANSACTION
For the purposes of the pro forma financial effects calculation it has been assumed that the offer has been settled in cash, in full, as the switch ratio for the share offer has yet to have been determined.
6.1 Naspers
The table below sets out the pro forma financial effects of the proposed transaction on a Naspers shareholder.
Before the
After the
proposed
proposed
transaction                        transaction
%
Per Naspers share
Note
(cents)
(cents)
change
Earnings                                                                                     1 7 (13) (286)
Headline earnings 1 57 45 (21)
Net tangible asset value 2 374 374
Net asset value 2 1 137 1 137
The pro forma financial effects have been prepared for illustrative purposes only, in order to provide information on how the proposed transaction might affect the financial position of Naspers shareholders and, because of its nature, may not give a true reflection of the actual financial effects of the proposed transaction. The pro forma financial effects have been calculated on the basis set out below.
Notes:
1.
The "Before" column reflects the earnings and headline earnings per Naspers share for the six months ended 30 September 2003, calculated on the basisof the weighted average number of 258 million Naspers shares in issue throughout the period.The "After" column assumes that the proposed transaction was implemented with effect from 1 April 2003 and incorporates Naspers's share of the earnings of M-Net and SuperSport for the six months ended 30 September 2003. Interest paid at a rate of 8,6% per annum (after tax) has been provided for on the purchase consideration.
2.
The "Before" column reflects the net asset value and the net tangible asset value per Naspers share as at 30 September 2003, and is based on 258 million Naspers shares in issue at 30 September 2003.The "After" column assumes that the proposed transaction was implemented on 30 September 2003 and incorporates the additional stake in the equity accounted investment of M-Net and SuperSport as at 30 September 2003.
6.2 M-Net SuperSport
The table below sets out the pro forma financial effects of the proposed transaction on a M-Net and SuperSport shareholder.
Before the
After the
proposed
proposed
Per M-Net and
transaction
transaction
%
SuperSport share
Note
(cents)
(cents)
change
Attributable market value
Value at 12 December 2003
795 850 7
30 day weighted average 743 850 14
60 day weighted average 698 850 22
Earnings and headline earnings 1 2 42,3 2 015
Net asset value 2 (50) 850 1 800
The pro forma financial effects have been prepared for illustrative purposes only, in order to provide information on how the proposed transaction might affect the financial position of M-Net SuperSport shareholders and, because of its nature, may not give a true reflection of the actual financial effects of the proposed transaction.The pro forma financial effects have been calculated on the basis set out below.
Notes:
1.
The "Before" column reflects the earnings and headline earnings per M-Net and SuperSport share added together for the six months ended  30 September 2003, calculated on the basis of the weighted average number of 256 million M-Net SuperSport shares in issue throughout the period. The "After" column assumes that the proposed transaction was implemented with effect from 1 April 2003 and incorporates interest received at a rate of 9,96% per annum (before tax) on the cash consideration.
2.
The "Before" column reflects the net asset value per M-Net and SuperSport share added together as at 30 September 2003, and is based on 256 million  M-Net SuperSport shares in issue at 30 September 2003.The "After" column assumes that the proposed transaction was implemented on 30 September 2003 and reflects the cash consideration received per M-Net SuperSport share.

No account has been taken of any personal taxes, which might be applicable to Naspers, M-Net or SuperSport shareholders in the calculation of the above pro forma financial effects.
7.
FURTHER DOCUMENTATION AND CAUTIONARY ANNOUNCEMENT
A further announcement regarding the final terms of the offer, including the switch ratio, will be made once the independent advisor has completed its opinion as to whether the proposed transaction is fair and reasonable to minority shareholders, which date is expected to be on or about Friday 13 February 2004.The related scheme circular is expected to be posted on the same day.
Shareholders of M-Net and SuperSport are advised to exercise caution when dealing in their M-Net SuperSport shares until a further announcement is made.
By order of the boards
17 December 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:
December
18
, 2003 by
By: /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director